Exhibit 1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on December 24, 2008

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Annual Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 24, 2008 (telephone: 011-972-3-7696100), at 04:00 PM local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO ELECT one of (i) Mr. Arik Ramot, who was nominated by the board of directors of the Company; or (ii) Mr. Oded Federbush, who was nominated by Mr. Yaron Adler, a shareholder and director of the Company, as a director for a three year term (commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2011 and the due election of his respective successor).

2.	TO VOTE ON THE PROPOSAL TO APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2008 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of our Board of Directors.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

Shareholders Entitled to Vote

        Only shareholders of record at the close of business on November 16, 2008 (the “Record Date”), will be entitled to participate and vote at the Meeting.

Vote Required

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is required for the approval of the foregoing matters on the agenda of the Meeting.

Proxies

        Proxy statement with more complete information regarding the Meeting and the foregoing matters on the agenda, together with a proxy card for use by shareholders that cannot attend the Meeting in person, will be sent by the mail to the Company’s shareholders of record on the Record Date. Thereafter, the Company shall file the proxy statement with both the Securities and Exchange Commission and the Israel Securities Authority and the proxy statement will be made available to the public at the Internet at http://www.sec.gov and http://www.magna.isa.gov.il.

        The Proxy statement will also be available at the offices of the Company stated above, upon prior notice and during regular working hours until the Meeting date.

Quorum

        No business shall be transacted at the Meeting unless a quorum is present when the Meeting commences. For all purposes, the quorum shall be at least two shareholders present in person, or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in the issued share capital of the Company. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same place and time, or to such day and at such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the Meeting as originally called. If at the adjourned meeting a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, than the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 10, 2008